Exhibit 99.3

Cenntro Electric Group Announces 2022 Annual General Meeting and the Nomination of Benjamin Ge as a Class III Director

Management to Host Meeting on Tuesday, May 31 at 8:00 a.m. EDT

FREEHOLD, N.J. - May 5, 2022 - Cenntro Electric Group Limited (NASDAQ: CENN) (“Cenntro” or the “Company”), a leading EV technology company with advanced, market-validated electric commercial vehicles, today announced that it will hold its Annual General Meeting on Tuesday, May 31, 2022 at 8:00 a.m. EDT (Tuesday, 31 May, 2022 at 8:00 p.m. Shanghai Time and Tuesday, 31 May, 2022 at 10:00 p.m. Australian Eastern Time.) at the Hyatt Regency Jacksonville Riverfront in Jacksonville, Florida.

Eligible shareholders or their proxies wishing to attend the Meeting in person are asked to arrive at least 30 minutes prior to commencement of the Meeting. For those shareholders of the Company who are not able to attend the Annual General Meeting in person, the Annual General Meeting will be broadcast via an audio webcast available at https://web.lumiagm.com/292065436. In order to log into the audio webcast, you will need your Shareholder Control Number and the password "cenntro2022". Copies of the Company’s Notice of Meeting and related materials are available on the Company’s investor relations website at ir.cenntroauto.com and at https://www.cstproxy.com/cenntro/2022.

Cenntro also announced today that Mr. Simon Tripp, a Class III independent director, notified the Board of his intention not to stand for re-election to the Board at the Annual General Meeting and to resign effective immediately prior to the Meeting. Cenntro Electric Group wishes to express its deep appreciation to Mr. Tripp for his contributions to the Company, including his distinguished service as a Board member of Naked Brand Group and of Cenntro Electric Group after last year's successful stock purchase transaction.

“Simon has played an important part in supporting Cenntro, serving our shareholders and other stakeholders, and advancing our mission,” said Peter Wang, CEO of Cenntro Electric Group. “He was a valued colleague as we worked together to consummate last year’s transaction and has been integral to our plans to chart a course for continued growth and success.”

Cenntro further announced today that the Board has nominated Mr. Benjamin Ge as a Class III director nominee for election at the Annual General Meeting to serve until the 2025 Annual Meeting. Mr. Ge has extensive corporate finance and private equity experience. Since 2019, Mr. Ge has been the Chief Financial Officer of the New Century Science & Technology Limited. Mr. Ge was a Managing Director at Citic Capital Holdings Limited from 2016 until 2019 and was a Regional Head (China) of Sequoia Capital Operations LLC from 2010 through 2016. Mr. Ge was Vice President of JP Morgan’s Global Special Opportunity Group from 2007 to 2009 and Vice President of UniCredit China Capital Ltd. from 2005 to 2007.

COVID-19 Measures

The Company may implement certain precautionary measures at the Annual General Meeting in order to prevent the spread of COVID-19 and to safeguard the health and safety of the Company’s shareholders and employees. Depending on concerns about and developments relating to the COVID-19 pandemic, we may impose additional procedures or limitations on Meeting attendance based on applicable governmental requirements or recommendations, facility requirements or other health and safety matters.

About Cenntro Electric Group Ltd.

Cenntro Electric Group Ltd. (or “Cenntro”) (NASDAQ: CENN) is a leading designer and manufacturer of electric light and medium-duty commercial vehicles. Cenntro’s purpose-built ECVs are designed to serve a variety of organizations in support of city services, last-mile delivery and other commercial applications. Cenntro plans to lead the transformation in the automotive industry through scalable, decentralized production, and smart driving solutions empowered by the Cenntro iChassis. As of December 31, 2021, Cenntro has sold or put into service more than 3,700 vehicles in over 25 countries across North America, Europe and Asia.  For more information, please visit Cenntro’s website at: http://www.cenntroauto.com.

Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as "may,'' "believe,'' "anticipate,'' "could,'' "should,'' "intend,'' "plan,'' "will,'' "aim(s),'' "can,'' "would,'' "expect(s),'' "estimate(s),'' "project(s),'' "forecast(s)'', "positioned,'' "potential,'' "goal,'' "strategy,'' "outlook'' and similar expressions. Examples of forward-looking statements include, among other things, statements regarding assembly and distribution capabilities, decentralized production and fully digitalized autonomous driving solutions. All such forward-looking statements are based on management's current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. For additional risks and uncertainties that could impact Cenntro’s forward-looking statements, please see disclosures contained in Cenntro's public filings with the SEC, including "Risk Factors" in Cenntro's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2022 and which may be viewed at www.sec.gov.

Contacts
Investor Relations Contact:
Chris Tyson
MZ North America
CENN@mzgroup.us
949-491-8235

Company Contact:
PR@cenntroauto.com
IR@cenntroauto.com